June 15, 2026

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form RW – Request for Withdrawal
Bitwise Bitcoin & Ethereum ETF
(Registration Statement File No. 333-283463)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Bitwise Bitcoin & Ethereum ETF (the “Company”), the Company submits this application for withdrawal of the Registration Statement on Form S-1 filed on November 26, 2024, and the Amendment to the Registration Statement on Form S-1 filed on June 26, 2025.

The Registration Statement sought to register shares to be issued in connection with a transaction that was ultimately not effectuated. No shares were sold, or will be sold, pursuant to the above-mentioned Registration Statement.

Sincerely,

Bitwise Bitcoin & Ethereum ETF

By:	/s/ Johanna Collins-Wood
Johanna Collins-Wood
General Counsel